Exhibit II
Summary of businesses transacted at the Thirteenth Annual General Meeting of HDFC Bank Limited held on Saturday, 16th June 2007 at 11.00 a.m. (Indian Standard Time) at Nehru Centre Auditorium, Discovery of India Building, Worli, Mumbai 400 018
1.	Adopted the audited Balance Sheet and Profit and Loss Account for the year ended 31st March, 2007 and the reports of the Directors and the Auditors thereon.

2.	Dividend at the rate of 70% (i.e. Rs.7.00 per share) was declared.

3.	Mr. Arvind Pande, Mr. Ashim Samanta, Mr. Gautam Divan, Mr. C. M. Vasudev and Dr. Pandit Palande appointed as Directors of the Bank.

4.	Appointment of M/s. Haribhakti & Co., Chartered Accountants as the Statutory Auditors of the Bank

5.	Re appointment of Mr. Jagdish Capoor as part time Chairman of the Bank for a period of two years with effect from July 6, 2007 and revision in his remuneration and perquisites.

6.	Issuance of 1,50,00,000 equity stock options and modification of certain terms of existing Employee Stock Option (ESOS) Schemes to facilitate recovery Fringe Benefit Tax (FBT).

7.	Authority to the Board to raise through one or more domestic / international offerings equity shares aggregating to INR 4200 Crores or USD 1 Billion whichever is higher which includes offer of 1,35,82,000 Equity Shares to HDFC Limited on preferential basis.

8.	Confirmation of appointment of Datamatics Financial Services Ltd as R & T Agents.